

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09057053

SEC FILE NUMBER
8- – 41437

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

LOWELL & CO. INC. 4021 84th ST Suite 100
(No. and Street)

LuBBock   TX.   79423
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERI McNEELY   806-747-2644
                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOTHARD, FRED L.
(Name – if individual, state last, first, middle name)

P.O. Box 53573   LuBBock   TX   79453-3573
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _WILLIAM H. LOWELL_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _LOWELL & Co., INC_ , as of _DECEMBER 31_ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA GAYLE JORDAN
Notary Public, State of Texas
My Commission Expires
January 09, 2006 /0

Linda Gayle Jordan
Notary Public

_____
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*_*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

LOWELL & COMPANY, INC.

Fred L. Gothard
Certified Public Accountant

Fred L. Gothard _____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Board of Directors
Lowell and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lowell and Company, Inc. (the Company), for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA (Formerly NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2009

LOWELL & COMPANY, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S
REPORT

DECEMBER 31, 2008

Lowell & Company, Inc.
Contents

Fred L. Gothard _____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report

Board of Directors
Lowell and Company, L.L.C.

I have audited the accompanying statement of financial condition of Lowell and Company, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowell and Company, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2009

2

Lowell & Company, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	28,885
Deposits with clearing organizations		10,000
Receivable from Brokers or Dealers		73,132
Automotive, furniture, equipment, and leasehold improvements, at cost,		16,214
less accumulated depreciation and amortization of $36,478. (Notes 2,5)		
Other assets		350
		$ 128,581

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	24,283
		24,283
Stockholders' equity:		
Common stock, $1 pay value, authorized 1,000,000 shares, issued		1,000
1,000 shares (Note 8)		
Retained earnings		103,298
Total stockholders' equity		104,298
		$ 128,581

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Income

For the Year Ended December 31, 2008

Revenues	
Commissions (Note 2)	$ 522,413
Interest	4,454
Investment advisory fees	509,628
Other Income	11,992
	1,048,487
Expenses:	
Employee compensation and benefits	205,135
Floor brokerage, exchange, and clearance fees	26,071
Communications and data processing	51,867
Interest and dividends	350
Occupancy	18,401
Other expenses	561,405
	863,229
Net Income	$ 185,258
Basic earnings per share (Note 9)	$ 185.26

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2008	$ 1,000	$ 67,040	68,040
Net Income, Year Ended December 31, 2008		185,258	185,258
Distributions to Stockholders		(149,000)	(149,000)
Balance, December 31, 2008	$ 1,000	$ 103,298	$ 104,298

The accompanying notes are an integral part of these financial statements.

Lowell & Company, Inc.

Statement of Cash Flows for the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 185,258
Adjustments to reconcile net income to net cash used by operating activities:	
Amortization and depreciation	3,514
(Increase)/decrease in operating assets	
Receivable from Broker or Dealers	(16,537)
Other Assets	1,765
Increase/(decrease) in operating liabilities	
Accounts payable and accrued expenses	182
Net cash provided by operating activities	**174,182**

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of Fixed Assets	(100)
Net cash used by investing activities	**(100)**

CASH FLOWS FROM FINANCING ACTIVITIES

Distribution to Stockholders	(150,462)
Net cash used by financing activities	**(150,462)**

Net increase/(decrease) in cash	**23,620**
Cash at beginning of period	**5,265**
Cash at end of period	**$ 28,885**

The accompanying notes are in integral part of these financial statements.

Lowell & Company, Inc.

Notes to Financial Statements

December 31, 2008

1. **Organization and Nature of Business**
    Lowell & Company, Inc. (the company) was incorporated on April 18, 1989 and became effective with the FINRA (Formerly NASD) on September 18, 1989. The company is a broker-dealer in securities registered with the Securities and Exchange Commission under the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer. The company is a Texas Corporation.

2. **Significant Accounting Policies**
    Security transactions (and related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transactions. If materially different, security transactions, and the related commission income and expenses are recorded on a trade date basis.

    Furniture, equipment, and leasehold improvements are recorded at cost and amortized in accordance with applicable Federal income tax regulation, which is not materially different than generally accepted accounting principles.

3. **Net Capital Requirements**
    Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

    There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2008 and in the procedures followed in making the periodic computation required. At December 31, 2008, the company had net capital of approximately $87,734 and net capital requirements of $5,000.

4. **Possession or Control Requirements**
    There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the company does not have any possession or control of customer funds or securities.

(Continued)

5.   **Automotive, Furniture, Equipment, & Leasehold Improvements**

Automotive, Furniture, Equipment, and Leasehold Improvements are recorded at historical cost, less accumulated depreciation. Depreciation expense for the year was $3,514.

6.   **Federal Income Taxes**

The company has elected to be treated as an "S Corporation" under the Internal Revenue Code (the code). Under the code, S Corporations do not incur federal income taxes at the corporate level and the corporation's taxable income or loss is passed through to its stockholders.

7.   **Commitments and Contingencies**

The company has an office lease agreement. The lease has 2 months remaining and ends February 29, 2009. Rent is $900 per month.

8.   **Common Stock**

The company has the authority to issue 1,000,000 shares of $1.00 par value common stock, of which 1,000 shares are issued and outstanding.

9.   **Basic Earnings Per Share**

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income), by the weighted average number of common shares outstanding for the year.

**SUPPLEMENTARY INFORMATION
TO FINANCIAL STATEMENTS**

**Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Fred L. Gothard _____ *Certified Public Accountant*

P.O. Box 53573
Lubbock, Texas 79453
(806) 745-1897
Fax (806) 745-1482

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lowell and Company, Inc.

I have audited the accompanying financial statements of Lowell and Company, Inc. as of and for the year ended December 31, 2008, and have issued my report thereon dated February 26, 2009. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fred L. Gothard, C.P.A.
Lubbock, Texas
February 26, 2009

Lowell & Company, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

As of December 31, 2008

As a registered broker/dealer, the corporation is subject to the Uniform Net Capital Rule adopted and administered by the Securities and Exchange Commission. The corporation is required to maintain a minimum net capital, as defined under such Rule, for brokers who do not generally carry customers' accounts (See Notes 3 and 4). Net Capital may fluctuate on a daily basis. The corporation's net capital requirement for the year ended December 31, 2008 was $5,000 and its net capital for the year then ended was $87,734. A computation of net capital for the fiscal year ended December 31, 2008, as required by Rule 17a-5(d)(3), is as follows:

Net Capital Credit Items:

Common Stock	$ 1,000
Retained Earnings	103,298
TOTAL NET CAPITAL CREDIT ITEMS	104,298

Net Capital Debit Items:

Other Assets	350
Furniture, Equipment, & Leasehold Improvements	16,214
TOTAL NET CAPITAL DEBIT ITEMS	16,564
NET CAPITAL	$ 87,734

Lowell & Company, Inc.

**Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2008

SUBORDINATED LIABILITIES:
Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes of liabilities subordinated to claims of general creditors be included in the financial statements of broker/ dealers. The corporation has no such liabilities during the fiscal year ended December 31, 2008, accordingly, no schedule of changes are required.

Lowell & Company, Inc.

**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2008**

POSSESSION AND CONTROL OF SECURITIES:

The corporation conducts business pursuant to a fully disclosed correspondent agreement with First Southwest Company, whereby the corporation forwards daily all cash and securities received from or to be delivered to the corporation's customers. First Southwest Company maintains the books and records related to the customers' accounts. Consequently, no securities are retained in the possession or control of the corporation. As permitted by Rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the corporation has not presented a computation for determination of reserve requirements pursuant of Rule 15c3-3 and a computation of net capital under Rule 15c3-1 is required.

Lowell & Company, Inc.

Reconciliation of Net Capital Under Rule 17a-5(d)(4)
Net Capital Reconciliation
As of December 31, 2008

NET CAPITAL RECONCILIATION:

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on Page 11 and net capital per the December 31, 2008 FOCUS report as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2008 is as follows:

Total Stockholders' Equity Per FOCUS Report	$ 110,076
Increase/(Decrease) Resulting From Audit Adjustments	
Original Equity Overstated	(1,500)
Furniture, Fixtures, & Leasehold Improvements	(3,513)
Other Assets	(766)
Accounts Payable	1
Total Stockholders' Equity Per Balance Sheet	104,298
Original Deductions	20,843
Increase/(Decrease) Resulting From Audit Adjustments	
Furniture, Fixtures, & Leasehold Improvements	(3,513)
Other Assets	(766)
Total Deductions	16,564
Net Capital	$ 87,734